February 6, 2017

Mr. H. Stephen Kim
Assistant Chief Accountant
Office of Financial Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4720

Re:        Capitol Federal Financial, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2016
Filed November 29, 2016
File No. 001-34814

Dear Mr. Kim:

We are writing in response to your letter dated January 25, 2017 with respect to the review, by the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission"), of Capitol Federal Financial, Inc.’s (the "Company") above-referenced Annual Report on Form 10-K. Our response to your comment is provided below. For your convenience, we have restated the text of your comment.

This response letter has been filed via EDGAR, tagged as "CORRESP."

Form 10-K for the Fiscal Year Ended September 30, 2016

Item 6. Selected Financial Data, page 41

1.
We note the current presentation of Return on average assets, Return on average equity, Net interest margin, and Average interest rate spread, adjusted to exclude the effects of the company’s daily leverage strategy, appears to attach undue prominence to those non-GAAP measures. Please revise the disclosure to present, with equal or greater prominence, the most directly comparable GAAP measures. Refer to the updated Compliance and Disclosure Interpretations issued on May 17, 2016, specifically Question 102.10

Response: Management has reviewed the Compliance and Disclosure Interpretations issued on May 17, 2016, specifically Question 102.10. As a result of this review, the Company will revise future filings to present GAAP measures with greater or equal prominence as any non-GAAP measures presented. Specifically for the table noted in the Staff’s comment, the non-GAAP measures presented in the table will be replaced with GAAP measures in future filings, and the non-GAAP presentation will be included in the notes to this table. An example of the affected sections of the revised disclosure for fiscal year 2016 is as follows:

	2016		2015		2014		2013	2012
Performance Ratios:
Return on average assets	0.74%	(1)	0.70%	(1)	0.82%	(1)	0.75%	0.79%
Return on average equity	5.95	(1)	5.32	(1)	5.00	(1)	4.14	3.93
Net interest margin	1.75	(1)	1.73	(1)	2.00	(1)	1.97	2.01

Interest rate spread information:
Average during period	1.63	(1)	1.59	(1)	1.79	(1)	1.70	1.64

(1)
Beginning in the fourth quarter of fiscal year 2014, the Bank implemented a daily leverage strategy to increase earnings. The daily leverage strategy involves borrowing up to $2.10 billion on the Bank’s FHLB line of credit and depositing the proceeds from the borrowings, net of required FHLB stock holdings, at the Federal Reserve Bank of Kansas City. Management can discontinue the daily leverage strategy at any point in time. Net income attributed to the daily leverage strategy during fiscal years 2016, 2015, and 2014 was $2.3 million, $2.8 million, and $501 thousand, respectively. The pre-tax yield on the daily leverage strategy, which is defined as the pre-tax income earned from the strategy as a percentage of the interest-earning assets associated with the strategy, was 0.16%, 0.20%, and 0.21% for fiscal years 2016, 2015, and 2014, respectively. The table below provides a reconciliation between certain performance ratios presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the performance ratios excluding the effects of the daily leverage strategy, which are not presented in accordance with GAAP. Management believes it is important for comparability purposes to provide the performance ratios without the daily leverage strategy because of the unique nature of the daily leverage strategy. The daily leverage strategy reduces some of our performance ratios due to the amount of earnings associated with the transaction in comparison to the size of the transaction, while increasing our net income.

	For the Year Ended September 30,
	2016			2015			2014
		Daily			Daily			Daily
	Actual	Leverage	Adjusted	Actual	Leverage	Adjusted	Actual	Leverage	Adjusted
	(GAAP)	Strategy	(Non-GAAP)	(GAAP)	Strategy	(Non-GAAP)	(GAAP)	Strategy	(Non-GAAP)
Return on average assets	0.74%	(0.14)%	0.88%	0.70%	(0.13)%	0.83%	0.82%	(0.03)%	0.85%
Return on average equity	5.95	0.17	5.78	5.32	0.19	5.13	5.00	0.03	4.97
Net interest margin	1.75	(0.35)	2.10	1.73	(0.34)	2.07	2.00	(0.07)	2.07
Average interest rate spread	1.63	(0.30)	1.93	1.59	(0.28)	1.87	1.79	(0.05)	1.84

In providing this response, the Company acknowledges that it is responsible for the adequacy and accuracy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We appreciate the Staff’s attention to the Company’s filings and the opportunity to provide the foregoing response to the Staff’s comment. Should you have any further comments or questions, I can be reached at (785) 231-6360.

Sincerely,

/s/ Kent G. Townsend

Kent G. Townsend
Executive Vice President, Chief Financial Officer and Treasurer